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                             August 11, 2022

       Guy Pirotsky
       President and Chief Executive Officer
       Natics Corp.
       App 6, Yehuda Gorodiski 1
       Rehovot, Israel 7623101

                                                        Re: Natics Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed August 1,
2022
                                                            File No. 333-265518

       Dear Mr. Pirotsky:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 27, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Exhibit 23.1, page EX-1

   1. We note that the report of your independent registered public accounting firm is signed by the firm, Dylan Floyd,
while the consent appears to be signed by a partner, Albert Garcia.
                                                        Please revise to
include a consent that is signed by the accounting firm in future amendments.
       General

   2.                                                   Refer to prior comment
2. While we acknowledge your response, we continue to believe that you should provide
risk factor disclosure highlighting the risks and consequences that would result if the
company is deemed to be a shell company. Your disclosure
 Guy Pirotsky
Natics Corp.
August 11, 2022
Page 2
         should discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements, and the limitations on the ability of security holders to resell their securities in reliance on Rule 144.
        You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Kathleen
Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at
202-344-5791 or Josh Shainess, Legal Branch Chief, at 202-551-7951 with any other questions.



FirstName LastNameGuy Pirotsky                                  Sincerely,
Comapany NameNatics Corp.
                                                                Division of
Corporation Finance
August 11, 2022 Page 2                                          Office of
Technology
FirstName LastName